
October 14, 2022

Stephen Cotton
Chief Executive Officer
Aqua Metals, Inc.
5370 Kietzke Lane, Suite 201
Reno, Nevada 89511

> **Re: Aqua Metals, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 7, 2022**
> **File No. 333-267780**

Dear Stephen Cotton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Daniel K. Donahue